UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1/A

Information Statement Pursuant to Section 14(f)
of The Securities Exchange Act of 1934

Notice of Change in the Majority of Directors

December 11, 2003

E-COM TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

0-31503
(Commission File Number)

98-0199981
(IRS Employer Identification No.)

620 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code 604-685-5851

_____________________________________________________________________________________________

SCHEDULE 14f1 - INFORMATION STATEMENT

INTRODUCTION

This information statement is being mailed on or about December 11, 2003 to you and other holders of record of the common stock of E-Com Technologies Corporation as of the close of business on December 10, 2003. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

On December 22, 2003, upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, Mohammed Jiwani and Gerard Darmon will be appointed as directors of our company. The appointments of Mohammed Jiwan and Gerard Darmon are made in connection with the acquisition by D. Forbes Investment Corp. of 20,459,002 shares of our company, which D. Forbes Investment Inc., which will be acquired primarily from Ronald Jorgensen, Kyle Werier and James Robert Todhunter, an affiliates.

VOTING SECURITIES

The authorized capital stock of our company consists of 90,000,000 shares of common stock with a par value of $0.001 per share and 10,000,000 shares of prepaid stock with a par value of 0.001 per share, of which 34,291,735 shares of common stock are issued and outstanding and no shares of preferred stock are issued and outstanding as of the date of this information statement. We do not have any other capital stock authorized or issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 10, 2003, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Ronald Jorgensen 620 - 800 West Pender Street, Vancouver British Columbia V6C 2V6	3,750,000	10.9%
Kyle Werier 620 - 800 West Pender Street, Vancouver British Columbia V6C 2V6	3,750,000	10.9%
James Robert Todhunter 117 - 101 Tsatsu Shores Drive, Delta British Columbia V4M 4G3	12,959,002	37.8%
D. Forbes Investment Inc. 325 - 1135 West Pender Street, Vancouver British Columbia V6E 4A4	20,459,002(2)	59.7%
Directors and Executive Officers as a Group	7,500,000 common shares	21.9%

(1) Based on 34,291,735 shares of common stock issued and outstanding as of December 10, 2003. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2) Represents shares of common stock that D. Forbes Investment Inc. will acquire on December 12, 2003.

CHANGE IN CONTROL

On December 12, 2003, D. Forbes Investment Inc. will acquire 20,459,002 of our common shares, from Ronald Jorgensen, Kyle Werier (our directors) and James Robert Todhunter an affiliate, representing 59.7% of our issued and outstanding voting shares. The change in control is occurring primarily as a result of this transaction.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us. We are not aware of any legal proceeding to which we are a party.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to those individuals who will be our directors and executive officers on December 22, 2003 upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Gerard Darmon	Director and President	55	December 22, 2003
Mohammed Jiwani	Director, Secretary and Treasurer	39	December 22, 2003

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Gerard Darmon

Mr. Darmon will become a Director and our President on December 22, 2003.

Mr. Darmon founded D. Forbes Investment Corp. in 1996 and acts as Chief Executive Officer. From 1983 to 1989, Mr. Darmon was President of GPI Management, a management consulting company in Calgary, Alberta. In 1990, he formed Euro-West Consulting in Vancouver, British Columbia.

Mr. Darmon attended university in Paris, France, studying law at Nanterre and graduating from ICS Beque with a CEC certificate in Accounting. Mr. Darmon holds certificates in Negotiation from Harvard Law School and Personnel Management from Montreal's HEC. In addition, Mr. Darmon has completed the Canadian Securities Course and CICA In-Depth Income Tax Practice course.

Mohammed Jiwani

Mr. Jiwani will become a Director, our Secretary and Treasurer on December 22, 2003.

Mr. Jiwani has been the Chief Operating Officer of D. Forbes Investment Corp. since 1999. In addition, from 1994 to 2003, Mr. Jiwani was the manager of business development for Oracle Education Systems.

Family Relationships

There are no family relationships among our directors or officers.

Board and Committee Meetings

The Board of Directors of the Company held no formal meetings during the year ended December 31, 2002. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and the By-laws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

For the year ended December 31, 2002 our only standing committee of the Board of Directors was our audit committee.

Audit Committee

At the present time, the Company's Audit Committee is comprised of Mr. Ronald Jorgenson and Mr. Kyle Werier.

During fiscal 2002, there were no meetings held by this Committee. The business of the Audit Committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the Audit Committee.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Currently our audit committee consists of Messrs. Stewart and Cox. We currently do not have nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of our directors, executive officers, future directors, 5% shareholders, or any members of the immediate families of the foregoing persons have been indebted to us during the last fiscal year or the current fiscal year in an amount exceeding $60,000.

None of the current directors or officers of our company are related by blood or marriage.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Remuneration of Directors and Executive Officers

The following table sets forth the compensation paid to the Chief Executive Officer and other Executive Officers and key persons earning over $100,000 in total annual salary and bonus, for all services rendered in all capacities to E-Com, for the fiscal year ended December 31 2002:

Summary Compensation Table
Long Term Compensation
Annual Compensation			Awards		Payout
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award ($)	Securities Underlying Options/SAR (#)	LTIP Payouts ($)	All Other Compensation ($)
Kyle Werier, President, CEO	2001 2002	61,975* 38,000*	-	-	-	50,000 50,000	-	-

*Fees have been accrued to 498635 BC Ltd. a private corporation owned by Kyle Werier.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

The following table sets forth, for the Chief Executive Officer named in the Summary Compensation Table above, stock options exercised during fiscal 2002 and the fiscal year-end value of unexercised options:

Aggregated Options/SAR Exercises in Last Fiscal Year & FY-End Options/SAR Values
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options/SARs at FY-End (#) Exercisable/Unexercisable
Kyle, Werier, President, CEO	-	-	50,000	$0.00

Long Term Incentive Plans - Awards in Last Fiscal Year

Not applicable

Repricing of Options/SAR's

Not applicable.

Stock Options/SAR Grants

There were no grants of stock options or stock appreciation rights made during the fiscal year ended December 31, 2002 to our executive officers and directors. There were a total of 130,000 stock options outstanding as at December 31, 2002, of which 100,000 are currently outstanding. These stock options will be cancelled on December 12, 2003.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Directors Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings and other than indicated below, we did not pay director's fees or other cash compensation for services rendered as a director in the year ended December 31, 2002.

Employment Contracts

We currently do not have any employment agreements with any of our directors, officers or any other persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

E-COM TECHNOLOGIES CORPORATION

/s/ Ronald Jorgensen
Ronald Jorgensen, Director

Date: December 12, 2003.